June 18, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Jennifer O’Brien
Mr. Ethan Horowitz

Re:	Knight-Swift Transportation Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Form 8-K dated April 22, 2020
File No. 001-35007

Ladies and Gentlemen:

This letter is being furnished on behalf of Knight-Swift Transportation Holdings Inc. (the “Company”) in response to comments received from the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) dated June 8, 2020 relating to the financial statements, related disclosures, and non-GAAP measures included in the Form 10-K for the fiscal year ended December 31, 2019 and the Form 8-K dated April 22, 2020.  For ease of reference, we have reproduced the Staff’s comments in their entirety.

Form 10-K for Fiscal Year Ended December 31, 2019
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Segments, page 83

1.
We note that you reorganized your segment presentation in 2019 to “reflect management’s revised reporting structure.” Tell us about your revised reporting structure and provide us with additional detail regarding the statement that your segments are identified based on financial information used by management to make operating decisions. In addition, explain how the changes in your reporting structure led to your current segment presentation. Refer to FASB ASC 280-10-50-1. In addition, please clarify the factors used to identify your reportable segments pursuant to FASB ASC 280-10-50-21.

Response:

Background:
We would first like to clarify that the changes to our segment reporting for financial reporting purposes was not a result of changes in our personnel reporting structure. Our reference to “reflect management’s revised reporting structure” referred to the fact that we had revised our segment reporting for financial reporting purposes in our filing (not our personnel reporting structure). There were no changes in our chief operating decision maker (“CODM”) or our segment manager structure reporting to the CODM impacting our reporting structure in 2019. We will clarify this language in future filings.  The changes to our segment reporting for financial reporting purposes was a result of the factors discussed below.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

Effective September 8, 2017, Knight Transportation, Inc. (“Knight”) and Swift Transportation Company (“Swift”) merged (the “2017 Merger”) becoming Knight-Swift Transportation Holdings Inc. (“Knight-Swift” or the “Company”).  Following the close of the 2017 Merger, Knight-Swift analyzed its reportable segments related to Knight and Swift.  During this review, the Company concluded it would have been able to aggregate certain Knight and Swift operating segments pursuant to Paragraph 280-10-50-11 immediately following the 2017 Merger due to the similarities of the future prospects of their economic characteristics, as well as within the areas of operations identified within Paragraph 280-10-50-11(a) through (e).  At the 2017 Merger, Knight was designated as the accounting acquirer.  Accordingly, Swift’s results were included in the consolidated financial statements starting September 9, 2017, which made comparing historical results difficult immediately following the 2017 Merger.  Specifically, for periods prior to the 2017 Merger, the consolidated financial statements, including reportable segment presentation, were those of Knight and its reportable segments, and did not include Swift and its reportable segments.  For periods subsequent to the 2017 Merger, the consolidated results include both Knight and Swift, along with their respective reportable segments.    As such, despite the likelihood of being able to aggregate the Knight and Swift operating segments pursuant to Paragraph 280-10-50-11, comparison of the reportable segments, if aggregated, would not have been useful to the financial statement user.  The first full year to present a complete Knight and Swift consolidation, including results from their respective operating segments, was for the year ended December 31, 2018.  Due to these considerations, the Company continued to present the historical Knight and Swift reportable segments for the remainder of 2017 and 2018.

Analysis – Identification of Operating Segments (280-10-50-1):
Please note the following explanation is specific to the Company’s identification of the various operating segments within Knight-Swift.  Please refer to the response to Question 2 for the determination of the aggregation criteria pursuant to Paragraph 280-10-50-11.

Paragraph 280-10-50-1 indicates an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses, including revenues relating to transactions with other components of the same public entity;
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
c.	Its discrete financial information is available.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

In analyzing its operating segments, as defined within Paragraph 280-10-50-1, the Company identified nineteen operating segments. Swift’s corporate/shared services was not identified as an operating segment pursuant to Paragraph 280-10-50-4 since it does not engage in business activities and primarily represents amortization of intangible assets, certain legal settlements and one time/unusual expenses.

We note that Knight-Swift’s operations are broken down into various business activities with identified business activity leaders/managers.  Additionally, on a monthly basis, internal income statements, including certain revenue and operational performance metrics, are prepared for the respective business activities including discrete financial information, which are reviewed by Kevin Knight, our Chairman of the Board, David Jackson, our Chief Executive Officer, and Adam Miller, our Chief Financial Officer.  Pursuant to Paragraphs 280-10-50-1(b) and 280-10-50-5, we identify these individuals as functioning collectively in the capacity of the Company’s CODM.  The information within these statements are used by the CODM to analyze revenue growth, cost control, profitability, and overall operating performance of the operating segments.

Analysis – Factors Used to Identify Reportable Segments (280-10-50-21):
Pursuant to Paragraph 280-10-50-21, the factors used to identify Knight-Swift’s operating segments, and ultimately its reportable segments, are organized around the types of the Company’s transportation services provided to its customers and the types of equipment utilized in providing those transportation services, which include its truckload, logistics and intermodal service offerings.  The Truckload reportable segment consists of the movement of the customer’s freight utilizing both the Company’s power units (tractors) and trailing equipment (trailers) over irregular routes and/or dedicated lanes. The Logistics reportable segment includes brokerage and other freight management services, arranging for the delivery of customer freight utilizing third-party transportation providers and their equipment, in contrast to our Trucking reportable segment, which utilizes the Company’s assets.  The Intermodal reportable segment arranges for the movement of the customer’s freight through third-party intermodal rail services on the Company’s trailing equipment (trailers on flat cars and rail containers), in contrast to our Trucking and Logistics reportable segments, which do not transport goods over the rail.

Further, pursuant to Paragraph 280-10-50-11, we have aggregated certain operating segments into single reportable segments. See Question 2 for additional information. The disclosures required within Paragraph 280-20-50-21 will be added into future filings.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

2.	Please provide us with an analysis of each of the aggregation criteria per FASB ASC 280-10-50-11 for your reportable segments (i.e., Trucking, Logistics, and Intermodal).
Response:

Paragraph 280-10-50-11 indicates that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.  For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.  Two or more operating segments may be aggregated into a single operating segment, if aggregation is consistent with the objective and basic principles of Subtopic 280-10-50, the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services;
b.	The nature of the production processes;
c.	The type or class of customer for their products and services;
d.	The methods used to distribute their products or provide their services; and
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Analysis – Aggregation of Operating Segments (280-10-50-11):
Based on the nineteen operating segments identified under Paragraph 280-10-50-1, the Company analyzed whether the various operating segments could be aggregated with other similar operating segments, if any, pursuant to paragraph 280-10-50-11.  In association with this analysis, the Company identified three aggregated operating segments:  Trucking, Logistics and Intermodal.  Specifically, as part of the aggregation review, the Company analyzed both the qualitative characteristics pursuant to paragraph 280-10-50-11(a) through (e) as well as the economic characteristics of similar operating segments.

Trucking Aggregated Operating Segment:
The Company determined that nine of the nineteen operating segments were similar in both their qualitative and quantitative (economic) characteristics and collectively aggregated these trucking operating segments within an identified Trucking aggregated operating segment.  In reviewing their similar qualitative characteristics, the Company noted the following focus areas:

•
Nature of Product and Services – Within this focus area, the Company analyzed what products or services are provided to the customer by the trucking operating segments for similarities.  Overall, the Company noted the service provided within these nine trucking operating segments all incorporated providing transportation solutions to the customer (i.e., transportation services).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

•
Nature of the Production Process – Within this focus area, the Company analyzed how the trucking operating segments provide the services or products to the customers.   For these nine trucking operating segments, the Company noted the transportation services provided consisted of the movement of the customer’s freight utilizing both the Company’s power units (tractors) and trailing equipment (trailers) over irregular and/or dedicated routes.

•
Type of Customer – Within this focus area, the Company analyzed who the transportation service was provided to, including type and class of customer.  In the analysis, the nine trucking operating segments provided transportation services to one class/type of customer, collectively referred to as shippers. Additionally, the Company’s customers tend to utilize the transportation services across the nine trucking operating segments based on their capacity needs and the availability of our equipment, and the Company accepts or rejects shipments based on our network balance.

•
Methods Used to Provide Services - Within this focus area, the Company analyzed the method used to provide the transportation service.  Specifically, the Company noted that these nine trucking operating segments used similar methods to distribute their transportation service over short to medium traffic lanes.

•
Regulatory Environment – Within this focus area, the nine trucking operating segments require the same operating authority to provide the services and the segments operate under the same industry regulatory environment, with additional ancillary requirements based upon the nature of the goods transported and where the goods are transported.  Overall, the nine operating segments aggregated within the Trucking aggregated operating segment are regulated and licensed by various federal, state and local government agencies in North America, including the United States Department of Transportation (“DOT”), the Federal Motor Carrier Safety Administration (“FMCSA”), and the United States Department of Homeland Security (“DHS”), among others.  Further, these nine operating segments must comply with enacted government regulations regarding safety, equipment and operating methods.

In analyzing the similarities of the economic characteristics of the nine trucking operating segments aggregated within the Trucking aggregated operating segment, the Company reviewed the historical Adjusted Operating Ratio for each trucking operating segment for the years ended December 31, 2018, 2017 and 2016.  Adjusted Operating Ratio is calculated as operating expense adjusted for certain items as a percentage of revenue excluding trucking fuel surcharge, or the inverse of adjusted operating margin.  It measures operating efficiency and is widely used in our industry as an assessment of management’s effectiveness in controlling all categories of operating expenses to measure the operating efficiency.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

In the course of the review of the Adjusted Operating Ratio, the Company observed that certain Swift trucking operating segments had historically lagged the comparable Knight trucking operating segments.  These historical results were predominately related to periods prior to the 2017 Merger.  As a result of the 2017 Merger, Knight and Swift anticipated the combined company would gain certain benefits and synergies.  These synergies were expected to include improvement within Swift operations due to improved operational efficiencies and cost controls to further close the gap between Swift and Knight operating profitability.  Due to certain synergies and benefits following the 2017 Merger, the Adjusted Operating Ratios of the historical Knight and Swift trucking operating segments began to approach parity in 2018, and continued to more closely converge throughout 2019.  Pursuant to paragraph 280-10-55-7A, operating segments are considered to be similar if they can be expected to have essentially the same future prospects.  Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.  Based on the future expectations and the parity within the Knight and Swift historical trucking operating segments, the Company concluded the nine trucking operating segments have similar economic characteristics.

Based on the analysis above and pursuant to Paragraph 280-10-50-11, the Company concluded the nine trucking operating segments were similar in both their qualitative and quantitative (economic) characteristics, and aggregation into the Trucking aggregated operating segment was consistent with the objective and basic principles of Subtopic 280-10-50.

Logistics Aggregated Operating Segment:
The Company determined that five of the nineteen operating segments were similar in both their qualitative and quantitative (economic) characteristics and collectively aggregated these logistics operating segments within an identified Logistics aggregated operating segment.  In reviewing their similar qualitative characteristics, the Company noted the following focus areas:

•
Nature of Product and Services – Within this focus area, the Company analyzed what product or service is provided to the customer by the operating segments for similarities.  Overall, the Company noted the service provided within these five logistics operating segments all incorporated providing transportation solutions to the customer (i.e. transportation services).

•
Nature of the Production Process – Within this focus area, the Company analyzed how the operating segments provide the services or products to the customers.   For these five logistics operating segments, the transportation services provided incorporated transportation management services, including brokerage and other freight management services, to arrange the delivery of customer freight utilizing third-party transportation providers and their equipment. In contrast, our Trucking aggregated operating segment utilizes the Company’s assets.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

•
Type of Customer – Within this focus area, the Company analyzed who the transportation service was provided to, including type and class of customer.  In the analysis, the five logistics operating segments provided transportation services to one class/type of customer, collectively referred to as shippers. Additionally, as noted above, our customers tend to utilize the transportation services across the five logistics operating segments based on their capacity needs, and the Company accepts or rejects shipments based on our network balance.

•
Methods Used to Provide Services - Within this focus area, the Company analyzed the method used to provide the transportation service.  Specifically, these five logistics operating segments used similar methods to distribute their transportation service over short to medium traffic lanes through brokering and tendering freight to third party transportation providers.

•
Regulatory Environment – Within this focus area, the five logistics operating segments require the same brokerage operating authority to provide the services and the segments operate under the same industry regulatory environment.  Unlike our trucking operating segments, our logistics operating segments do not require additional operating authority for hazardous or international services. Overall, the five logistics operating segments aggregated within the Logistics aggregated operating segment are regulated and licensed by various federal, state and local government agencies in North America, including the DOT, FMCSA, and DHS, among others.

In analyzing the similarities of the economic characteristics of the five logistics operating segments aggregated within the Logistics aggregated operating segment, the Company reviewed the historical Adjusted Operating Ratio (defined above) for each logistics operating segment for the years ended December 31, 2018, 2017 and 2016. As a point of reference, the five logistics operating segments historically have had higher operating ratios (i.e., lower operating margins) for a majority of periods as compared to the trucking operating segments.  However, the logistics operating segments have minimal capital requirements compared to the trucking operating segments since the revenue equipment (tractors and trailers) is owned and operated by third-party transportation providers contracted by the logistics operating segments.

In the course of the review of the Adjusted Operating Ratio, the Company observed that the Swift logistics operating segment had historically lagged the comparable Knight logistics operating segments similar to the trucking operating segments noted above.  These historical results were predominately related to periods prior to the 2017 Merger.  As noted above under the Trucking Aggregated Operating Segment, certain benefits and synergies were anticipated with the 2017 Merger, including but not limited to, improvements within Swift’s operational efficiencies and cost controls to further close the gap between Swift and Knight operating profitability.  Due to certain synergies and benefits following the 2017 Merger, the Adjusted Operating Ratios of the historical Knight and Swift logistics segments began to approach parity in 2018, and continued to more closely converge throughout 2019.  Pursuant to paragraph 280-10-55-7A, operating segments are considered to be similar if they can be expected to have essentially the same future prospects.  Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.  Based on the future expectations and the continued parity within the five logistics operating segments, the Company concluded the five logistics operating segments have similar economic characteristics.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

Based on the analysis and pursuant to 280-10-50-11, the Company concluded the five logistics operating segments were similar in both their qualitative and quantitative (economic) characteristics and aggregation into the Logistics aggregated operating segment was consistent with the objective and basic principles of Subtopic 280-10-50.

Intermodal Aggregated Operating Segment:
The Company noted that two of the nineteen operating segments were similar in both their qualitative and quantitative (economic) characteristics and aggregated these intermodal operating segments within an identified Intermodal aggregated operating segment.  In reviewing their similar qualitative characteristics, the Company noted the following focus areas:

•
Nature of Product and Services – Within this focus area, the Company analyzed what product or service is provided to the customer by the intermodal operating segments for similarities.  Overall, the Company noted the service provided within these two intermodal operating segments all incorporated providing transportation solutions to the customer (i.e. transportation services).

•
Nature of the Production Process – Within this focus area, the Company analyzed how the operating segments provide the service or product to the customers.   For these two intermodal operating segments, the Company noted the transportation service provided included arranging the movement of the customer’s freight through third-party intermodal rail services on the Company’s trailing equipment (i.e. trailers on flat cars and rail containers).  In contrast, neither the trucking operating segments nor the logistics operating segments utilize assets on rails.

•
Type of Customer – Within this focus area, the Company analyzed who the transportation service was provided to, including type and class of customer.  In the analysis, the two intermodal operating segments provided transportation services to one class/type of customer, collectively referred to as shippers. Additionally, as noted above, our customers tend to utilize the transportation services across the varying operating segments based on their capacity needs and the availability of our equipment, and the Company accepts or rejects shipments based on our network balance.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

•
Methods Used to Provide Services - Within this focus area, the Company analyzed the method used to provide the transportation service.  Specifically, these two intermodal operating segments used similar methods to distribute their transportation services over longer traffic lanes (in comparison to the short to medium traffic lanes in our trucking and logistics operating segments) utilizing third-party rail services along with the Company’s trailing equipment.  This is distinct from our trucking operating segments, which use the Company’s assets to transport freight over short to medium traffic lanes, without the use of rail, and our logistics operating segments, which arrange for the transportation of freight using third-party equipment, without the use of rail.

•
Regulatory Environment – Within this focus area, the two intermodal operating segments require the same operating authority to provide the services and the segments operate under the same industry regulatory environment.  Overall, the two intermodal operating segments aggregated within the Intermodal aggregated operating segment are regulated and licensed by various federal, state and local government agencies in North America, including the DOT, FMCSA, and DHS, among others.

In analyzing the similarities of the economic characteristics of the two intermodal operating segments aggregated within the Intermodal aggregated operating segment, the Company reviewed the historical Adjusted Operating Ratio (as defined above) for each operating segment for the years ended December 31, 2018, 2017 and 2016. Similar to the logistics operating segments, the two intermodal operating segments historically have had higher operating ratios (i.e. lower margins) for a majority of periods as compared to the trucking operating segments.

In the course of the review of the Adjusted Operating Ratio, the Company observed that the Swift intermodal operating segment had historically lagged the comparable Knight intermodal operating segment similar to the trucking operating segments noted above.  These historical results were predominately related to periods prior to the 2017 Merger.  As noted above under the Trucking Aggregated Operating Segment, certain benefits and synergies were anticipated with the 2017 Merger, including but not limited to, improvements within Swift’s operational efficiencies and cost controls to further close the gap between Swift and Knight operating profitability.  Due to certain synergies and benefits following the 2017 Merger, the Adjusted Operating Ratios of the historical Knight and Swift intermodal segments began to approach parity in 2018, and continued to more closely converge throughout 2019.  Pursuant to paragraph 280-10-55-7A, operating segments are considered to be similar if they can be expected to have essentially the same future prospects.  Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.  Based on the future expectations and the Adjusted Operating Ratio parity within the intermodal operating segments, the Company concluded the two intermodal operating segments have similar economic characteristics.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

Based on the analysis and pursuant to 280-10-50-11, the Company concluded the two intermodal operating segments were similar in both their qualitative and quantitative (economic) characteristics and aggregation into the Intermodal aggregated operating segment was consistent with the objective and basic principles of Subtopic 280-10-50.

Other Operating Segments:
For the remaining three operating segments, the nature of the products and services provided varied between maintenance of third-party equipment, leasing equipment to third parties and other non-transportation services.  As such, these three operating segments were not aggregated into similar operating segments since they did not meet the aggregation criteria.

Analysis – Quantitative Significance of Identified Aggregated Operating Segments (280-10-50-12):
Paragraph 280-10-50-10 states a public entity should report separately information about each operating segment that meets both of the following criteria:
a.
Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 280-10-50-9 or results from aggregating two or more of those segments in accordance with the requirements in paragraph 280-10-50-11; and

b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12.

Paragraph 280-10-50-12 indicates a public entity should report separately information about an operating segment that meets any of the following quantitative thresholds:
a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments;
b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount of either:
1.	The combined reported profit of all operating segments that did not report a loss;
2.	The combined reported loss of all operating segments that did report a loss.
c.	Its assets are 10 percent or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.

As noted above under Analysis – Aggregation of Operating Segments (280-10-50-11), the Company identified three aggregated reportable segments, Trucking, Logistics and Intermodal, as well as the three other single operating segments, to test whether they meet the reportable segment criteria within paragraph 280-10-50-10.  Pursuant to paragraph 280-10-50-12 and the qualitative thresholds, the Company tested the three identified aggregated operating segments as well as the three identified single operating segments to determine whether their respective total revenues and operating income for the years ended December 31, 2018 and 2017 exceed the 10 percent of Knight-Swift’s consolidated total revenues and operating income.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

The Company’s CODM relies upon the operating segments’ operating income as the measure of profitability for internal reporting purposes.  As such, the threshold test related to profit/loss was based on operating income of the operating segment.  In addition, the Company has not and does not allocate its assets or liabilities specifically to the operating segments.  Assets and liabilities are recorded at the legal entity level, which is not consistent to the operating segment.  As a result, the analysis did not incorporate a threshold test associated with total assets.

Based on the above analysis, the Company identified the aggregated Trucking operating segment as a single reportable segment based on the segment surpassing the 10 percent revenue and operating income thresholds.  Despite both the Logistics and Intermodal aggregated operating segments each representing less than 10 percent of both operating revenue and operating income for the years ended December 31, 2019, 2018 and 2017, the Company elected to provide information on each of these aggregated operating segments because the information is useful to the users of the Company’s financial statements, specifically investors and the investment and analyst communities.  As such, the Company considered the Logistics aggregated operating segment and the Intermodal aggregated operating segment as separate reportable segments, in addition to the Trucking reportable segment.

The remaining three other single operating segments did not surpass the 10 percent thresholds for either revenue or profit/loss or the additional aggregation criteria pursuant to paragraph 280-10-50-13.  Additionally, pursuant to paragraph 280-10-50-15, these remaining operating segments are not reportable and are combined as “Non-reportable” in the reconciliations required by paragraphs 280-10-50-30 through 50-31.

3.
Disclosure in your Form 10-K states that, based on the unique nature of your operating structure, certain revenue-generating assets are interchangeable between segments.  Provide us with additional detail explaining this statement and address the requirement to disclose total assets for each reportable segment pursuant to FASB ASC 280-10-50-22.

Response:

Pursuant to Paragraph 280-10-50-22, a public entity shall report a measure of profit or loss and total assets for each reportable segment.  Additionally, Paragraph 280-10-50-26 states that if no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed.  As you indicated, our disclosure notes that due to the unique nature of our operating structure, certain revenue-generating assets are interchangeable between segments.  Additionally, as noted above, the Company has not and does not allocate its assets or liabilities specifically to the operating segments.  Assets and liabilities are recorded at the legal entity level, which is not consistent with the operating segments.  Further, the Company’s CODM does not review assets or liabilities by segment to make operating decisions.  Specifically, this information is not included within the operating segments’ discrete financial information provided to the Company’s CODM.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

As indicated above, the Company’s assets are recorded at the legal entity level.  A legal entity may include several operating segments.  However, the underlying assets held by the legal entity are not directly allocated to the specific operating segment.  Our consolidated pool of revenue equipment, our largest tangible assets, is utilized across varying operating segments based on customer capacity needs and network balance regardless of “ownership” of the asset by the legal entity.

For example:
•
A power unit (for example, a tractor) may be utilized within the Trucking aggregated operating segment for a period then utilized in the Intermodal aggregated operating segment during a different period for transporting shipping containers from a dock or port to an intermediate or final destination or transporting containers or trailers between pickup or delivery locations and a railhead.

•
Trailing equipment (for example, a trailer) may be utilized within the Trucking aggregated operating segment for a period then utilized in either the Intermodal aggregated operating segment or within the Logistics aggregated operating segment for power-only moves (i.e. where the third-party transportation provider can connect pre-loaded or empty trailers to their trucks) for a different period.

•
Trailing equipment (for example, a container) may be utilized within the Intermodal aggregated operating segment for a period then utilized within the Trucking aggregated operating segment for a different period.

As such, depreciation and amortization is allocated to the various operating segments based on power unit (such as tractors) and trailing equipment (such as trailers and containers) usage during the period of use by the operating segment.  Overall, based on the nature of our operating structure as well as the fact the information is not included within the discrete financial information provided to our CODM, asset information is not provided for our identified reportable segments.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

Form 8-K dated April 22, 2020
Exhibit 99.2
Appendix
Non-GAAP Reconciliation, page 26

4.
It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., amortization of intangibles, impairments, other non-cash gains / losses, net). Revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, refer to question 103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

Pursuant to Regulation G, the table on page 26 of the Appendix within Exhibit 99.2 reconciles non-GAAP EBITDA, used to calculate our leverage ratio pursuant to our senior credit facility, to our GAAP net income, its closest GAAP equivalent.  The additional adjustments to EBITDA you note (e.g., amortization of intangibles, impairments, other non-cash gains/losses, net) are consistent with the definition of EBITDA in our senior credit facility.  In future filings, we will present a subtotal for EBITDA, as typically calculated, prior to the additional adjustments to EBITDA (e.g., amortization of intangibles, impairments, other non-cash gains/losses, net) with the total identified as “Non-GAAP:  Adjusted EBITDA.”

5.
You present a non-GAAP measure identified as earnings before interest, taxes, depreciation and amortization, and rent (EBITDAR) which excludes equipment rental expense. Tell us how you considered question 100.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures as equipment rental expense appears to be a normal, recurring cash operating expense necessary to operate your business. With your response, tell us how the adjustment for equipment rental expense (defined in your Form 8-K as "rental expenses paid for leases on our revenue equipment") differs from rental expense presented as part of your statement of comprehensive income.

Response:

As a result of the outbreak of COVID-19 near the end of the first quarter of 2020, we believed it was beneficial to our investors and the investment and analyst community to provide information regarding the Company’s liquidity and leverage positions in these unprecedented times.  In addition to our various debt agreements (term loan, revolving line of credit, accounts receivable securitization, and finance lease obligations) included within our balance sheet, we have various operating leases, predominately related to our revenue equipment.  Consistent with ASC Topic 842, Leases, these operating lease obligations are not treated as debt on our balance sheet and do not impact our leverage ratio under our senior credit facility.

Our intent was to provide our investors and the investment and analyst community a calculation of our adjusted leverage ratio, as if the operating lease obligations related to our revenue equipment were finance leases.  This adjusted leverage ratio is greater than our leverage ratio allowed within our senior credit facility and, therefore, a more conservative calculation that captures both our outstanding debt obligations, as well as our remaining operating lease obligations related to our revenue equipment.  As referenced in Note 2 on page 25 of the Appendix within Exhibit 99.2, the operating lease adjustment to our net leverage, as calculated pursuant to our senior credit facility, represents management’s estimated value of the revenue equipment operating leases as if they were finance leases, which is used by management for analysis purposes only.  As indicated, it does not purport to be calculated in the same manner or intended for the same purpose as the right-of-use asset and lease liability calculations prescribed under ASC Topic 842, Leases. As a result of treating the revenue equipment operating leases as if they were financing leases for the adjusted leverage ratio, we needed to re-characterize the equipment rental expense paid during the period as if it was a reduction of a finance lease obligation (e.g., principal reduction of debt versus an expense within earnings).  Accordingly, we added the additional equipment rental expense adjustment to the EBITDA reconciliation on page 26 of the Appendix within Exhibit 99.2 to arrive at the non-GAAP measure, EBITDAR with the intent of treating the economics of the equipment rental expense paid similar to the treatment of the revenue equipment operating lease obligation as if they were finance leases.

In reference to your question regarding the difference between rental expense presented within our statement of comprehensive income and the adjustment for equipment rental expense within the non-GAAP measure, please note the rental expense presented as part of our statement of comprehensive income includes, not only our accrued equipment rental expense, but also certain accrued non-equipment rental expense predominately related to leased real property.  Further, as indicated above and within Note 3 on page 26 of the Appendix, the adjustment for equipment rental expense consists of the equipment rental expense paid for our revenue equipment leases during the period (e.g. rental cash payments).

As indicated above, the intent was to provide the investors and investment and analyst community an additional adjusted leverage ratio calculated more conservatively than the leverage ratio pursuant to our senior credit facility.  However, to avoid any potential confusion between the two ratios, in future filings, we will remove the presentation of adjusted leverage, adjusted leverage ratio and EBITDAR, as reconciled.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
June 18, 2020

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (602) 477-7025.

Sincerely,

/s/ Adam W. Miller
Adam W. Miller
Chief Financial Officer

cc:	Mr. Michael Garnreiter, Audit Committee Chairperson
Mr. Todd Carlson, General Counsel and Secretary
Mr. Brian Wallace, Grant Thornton LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.